UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      January 30, 2006

Mr. Thomas L. Pearson
Senior Vice President
Alliance Holdings GP, L.P.
1717 South Boulder Avenue
Tulsa, Oklahoma 74119



      Re:	Alliance Holdings GP, L.P.
		Registration Statement on Form S-1
      Amendment No. 1 filed January 9, 2005
		File No. 333-129883

Dear Mr. Pearson:

      We have reviewed your January 9th response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Risk Factors, page 22

ARLP`s general partner, with our consent, may limit or modify..., page
25

1. We note your revisions to the text of this risk factor. Please further revise to clarify what you mean by "a potential acquisition might not be accretive to ARLP`s unitholders" and explain whether and how that fact impacts your ability to make distributions to the registrant`s security holders.

The sale or exchange of 50% or more of our capital profits interests..., page 48

2. We note that ARLP might lose its partnership status if 50% or more of the total interest in it is sold or exchanged within a year. Please expand your disclosure to state that upon the completion of the offering, the registrant will acquire a 42% interest in ARLP and discuss the risks associated with such acquisition, in light of the potential loss of ARLP`s status as a partnership for federal income tax purposes.

Analysis of Historical Results of Operations, page 76

3. We note your response to comment 27 and reissue it in part. Whenever you refer to two or more factors causing a material change, ensure that you quantify each factor. For instance, you have not quantified the factors causing material changes with respect to "Other sales and operation revenues" on page 77 and "Transportation revenues and expenses" on page 78.

Certain Relationships and Related Party Transactions, page 136

4. We note you response to comment 33 and reissue it in part. Revise to discuss whether the terms of the contribution agreement were equivalent to terms agreed upon in similar non-affiliated transactions. If so, state what steps you took to ensure this.

Engineering Comments

General

5. We have reviewed the information you supplied about your Elk Creek and Tunnel Ridge coal reserves. We note that your consultant recommends in their reserve audit report that you consider including non-contiguous controlled properties in your unassigned reserves. As we have noted in previous comments, reserves need to be economically viable at the time of the reserve estimate. They should not include small, detached patches of ground that can not be mined economically, unless additional coal rights are acquired that allow the property to be mined as an entity, or connected to a larger commercially viable property. Please let us know what approach you used in estimating your reserves, as it relates to non-contiguous properties.


* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct your questions relating to the engineering comments to
Roger Baer, Petroleum Engineer, at (202) 551-3705. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	D. Oelman
	R. Baer
      C. Moncada-Terry
Mr. Thomas L. Pearson
Alliance Holdings GP, L.P.
January 30, 2006
Page 2